


DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: +39 02 6225.1 - FAX: +39 02 6225312 - E-MAIL: DAVIDECAMPARI@CAMPARI.COM - WWW.CAMPARI.COM

RECEIVED
2004 JUN 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


04030879

By Courier

June 18, 2004

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2004, referring to the period from January 1, 2004 to March 31, 2004, as approved by the Board of Directors Meeting held on May 10, 2004, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2004 to March 31, 2004; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

dlw 6/22

Encs.



Davide Campari – Milano S.p.A.

Consolidated report for the quarter ending 31 March 2004

This document contains the translation into English of the Quarterly report of Davide Campari - Milano S.p.A. as at 31 March 2004.
The translation is provided for your convenience only, for any information in respect of Davide Campari - Milano S.p.A. the original Quarterly report in Italian "Relazione trimestrale al 31 marzo 2004" should be exclusively relied upon.

CONTENTS

INTRODUCTION

The Campari Group's sales and profitability indicators for the first quarter of 2004 show across-the-board growth with respect to the same period in 2003.
Results for the quarter reaped the full benefit of the consolidation of Barbero 1891 S.p.A. (which was acquired in December 2003), but were penalised by exchange rate trends.
The table below shows the key consolidated profit and loss figures for the first quarters of 2004 and 2003. The 2004 figures are shown at both actual and constant exchange rates (constant-rate figures strip out the negative impact of the stronger euro).

3-month figures for 1 January-31 March (€ million)	2004	2003	% change	2004 pro-forma at constant exchange rates	% change at constant exchange rates (1)
Sales net of discounts and excise duties	151.3	135.2	11.9%	156.2	15.5%
EBITDA	34.8	31.7	9.7%	35.9	13.2%
EBITA	30.4	28.3	7.7%	31.5	11.5%
EBIT	21.6	21.3	1.3%	22.6	6.2%
Profit before tax and minority interests	20.1	17.9	12.1%	21.1	17.6%
Group profit before tax	18.6	15.3	21.6%	19.4	26.4%

(1) *percentage change between the 2003 and pro-forma 2004 figures; the latter are based on the conversion of figures in currencies other than euro at the average exchange rates for the first quarter of 2003.*

SIGNIFICANT EVENTS

Acquisition of the Riccadonna brand

In January 2004, the purchase of the Riccadonna brand from Bersano S.p.A. was completed, for € 11.3 million.
In February, ownership of the Riccadonna brand was transferred within the Group to Barbero 1891 S.p.A., which simultaneously took over the production and distribution in Italy of Riccadonna sparkling wines and vermouths.

Acquisition of Coutsicos S.A.

In January 2004, N. Kaloyannis Bros A.E.B.E. purchased Greek company Coutsicos S.A., which is based in Piraeus and has production facilities in Volos.
The acquisition cost was € 2.8 million and includes some of the brands registered in December 2003.
Coutsicos S.A. owns a plant that the Group will use for the production of Ouzo 12, which is currently bottled by third parties.

Ongoing start-up at Novi Ligure

After sparkling wines and vermouths entered production late last year, the Novi Ligure plant is now fully up and running for the production of Cynar, Jägermeister and Biancosarti, which were formerly bottled at the Termoli plant that was closed in 2003.

Sale and lease-back of the Novi Ligure property

In February 2004, Campari-Crodo S.p.A. conducted a sale and lease-back transaction with Sanpaolo Leasint S.p.A. on the industrial property in Novi Ligure, consisting of the factory building and directly associated plant.
The sale price was € 27.5 million.
The leasing contract, whose instalments also total € 27.5 million, took effect on the sale date (16 February 2004) and will run for eight years with an option to purchase the property at maturity for 10% of that amount.
Interest on the monthly instalments is charged at the 3-month Euribor rate plus 59.5 basis points.

Sale of Sovinac S.A.

In March, Sovinac S.A. (100%-owned through Lacedaeomon B.V.), which had become a dormant cash company after the sale of its Brussels property to third parties, was sold for the value of its cash holdings (€ 1.0 million).
The sale had no effect on the consolidated accounts.

Group rationalisation

During the quarter the Group further streamlined its structure.
In March, Group company Boards of Directors approved the following operations, which were then approved at their shareholders' meetings in April:

- merger of Campari-Crodo S.p.A. into Davide Campari-Milano S.p.A. (Campari-Crodo S.p.A. is a wholly-owned subsidiary of the Parent Company, so no share swap is entailed);
- merger of S.A.M.O S.p.A into Campari Italia S.p.A.

The mergers, to take place during the year, will be effective for accounting and corporate income tax purposes from 1 January 2004.
On 31 March the Parent Company sold its holdings in Campari Schweiz A.G. and Campari Finance Teoranta to DI.CI.E. Holding B.V.
The respective sale prices, supported by external appraisals, were € 59.9 million and € 58.7 million.
The mergers and sales described above had no effect on the consolidated accounts.

US launch of SKYY Melon and SKYY Sport

During the quarter, through Skyy Spirits, LLC, the Group announced a further line extension of SKYY Vodka (in addition to the existing flavours SKYY Berry, SKYY Citrus, SKYY Spiced and SKYY Vanilla).
The new arrival, SKYY Melon, strengthens the company's positioning in the flavoured vodka market.
In addition, the Group announced the launch of SKYY Sport, a new low-calorie ready-to-drink beverage.
SKYY Sport is produced and distributed by SABMiller, as is SKYY Blue, the ready-to-drink product introduced in 2002.

Launch of Campari Mixx Lime and Campari Mixx Peach

During the quarter, the Group added Campari Mixx Lime and Campari Mixx Peach to its range of ready-to-drink beverages sold in Italy.
These fizzy, refreshing, low-alcohol drinks have joined the two other versions already available: Campari Mixx and Campari Mixx Orange.

Major shareholders

The shareholders owning more than 2% of the Company that have reported that fact to CONSOB and to Davide Campari-Milano S.p.A., in accordance with article 117 of CONSOB Regulation 11971/99, are as follows:

Shareholder	No. of ordinary shares held	% held
Alicros S.r.l.	14,809,600	50.997%
Morgan Stanley Investment Management Ltd.	1,616,076	5.565%
Cedar Rock Capital Ltd.	1,009,430	3.476%
Davide Campari-Milano S.p.A.(1)	1,000,000	3.443%
Lazard Asset Management LLC	810,216	2.079%

(1) *Purchase of own shares to service the stock option plan*

BASIS OF CONSOLIDATION

During the first quarter of 2004, the Group's basis of consolidation changed as follows with respect to 31 December 2003:

- Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de la Margue, subsidiaries of Sella & Mosca S.p.A. and previously consolidated using the equity method, have been consolidated on a line-by-line basis since the start of 2004;
- Coutsicos S.A. was acquired in January and is consolidated on a line-by-line basis;
- Sovinac S.A. has been sold and is therefore no longer consolidated.

For the purposes of a proper comparison of the quarterly results for 2003 and 2004, please note that Barbero 1891 S.p.A. has been consolidated since its acquisition date of 3 December 2003.
Therefore, the profit and loss account for the first quarter of 2004 fully incorporates that company's results, while the balance sheet and financial position for the year ending 31 December 2003 already fully reflected the acquisition.

FIRST-QUARTER SALES PERFORMANCE

All sales figures reported in this section (whether given as sales or net sales) are shown net of excise duties and discounts.

For the first quarter of 2004, consolidated net sales increased by 11.9% to € 151.3 million, from € 135.2 million in the corresponding quarter of 2003.

The table below breaks down sales growth into three components: external growth, organic growth before the exchange rate effect and the exchange rate effect.

Net sales performance	€ million	% change versus first quarter 2003
– net sales: first quarter 2004	151.3	
– net sales: first quarter 2003	135.2	
Total increase	**16.1**	**11.9%**
Of which:		
external growth	13.7	10.1%
organic growth before exchange rate effect	7.3	5.4%
exchange rate effect	–4.9	–3.6%
Total increase	**16.1**	**11.9%**

External growth came to 10.1% and is almost wholly attributable to sales of the newly acquired Barbero 1891 S.p.A. brands (chiefly Aperol, but also Aperol Soda, Barbieri liqueurs and Mondoro and Enrico Serafino wines), which totalled € 13.5 million for the quarter.
The rest of the external growth (€ 0.2 million) is from sales of wines produced by Qingdao Sella & Mosca Winery Co. and Société Civile Immobiliaire du Domaine de la Margue, which, as mentioned above, were consolidated on a line-by-line basis for the first time in 2004.

Organic growth, at 5.4% before the negative exchange rate effect, stems from the positive performance of major brands including Campari, Cinzano and Crodino.

Exchange rate fluctuations with respect to the first quarter of 2003 reduced the net sales figure by 3.6%. The main cause was the depreciation of the US dollar, which lost 14.2% of its value against the euro between the first quarter of 2003 and that of 2004.
Conversely, the Brazilian real gained 3.5% against the euro over the same period, having reached a three-year low in the first quarter of 2003.

The table below shows the trend in the main currencies that have a direct impact on the consolidated profit and loss account.

Average exchange rate 1 January-31 March	2004	2003	% change
US$ x 1 €	1.251	1.073	
€ x 1 US$	0.7995	0.9316	–14.2%
BRL x 1 €	3.622	3.750	
€ x 1 BRL	0.2761	0.2667	3.5%
CHF x 1 €	1.569	1.466	
€ x 1 CHF	0.6375	0.6820	–6.5%

Sales by region

Sales by region in the first quarter of 2004 were heavily influenced by the first-time consolidation of Barbero 1891 S.p.A., whose sales are mostly recorded in Italy (over 80% during the quarter).
As shown in the two tables below, of the three regions that make up 97.5% of the Group's sales, Italy enjoyed the fastest growth, at 19.6%.

A full 15.4%, or about three quarters of that figure, stems from changes in the basis of consolidation, and the remaining 4.3% from organic growth. The proportion of Group sales recorded in Italy expanded as a result, from 53.3% last year to 57.0%.
The first of the tables below shows net sales and growth by region, while the second breaks down the total change in each region by external growth, organic growth and the exchange rate effect.

Net sales by region	first quarter 2004		first quarter 2003		% change
	€ million	%	€ million	%	2004 / 2003
Italy	86.3	57.0%	72.1	53.3%	19.6%
Europe	28.1	18.6%	26.2	19.3%	7.4%
Americas	33.2	21.9%	34.3	25.4%	-3.4%
Rest of the world	3.7	2.5%	2.6	1.9%	42.8%
Total	151.3	100.0%	135.2	100.0%	11.9%

Breakdown of % change in net sales by region	Total change in first quarter 2004 sales	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	19.6%	15.4%	4.3%	0.0%
Europe	7.4%	9.0%	-0.5%	-1.0%
Americas	-3.4%	0.2%	9.0%	-12.6%
Rest of the world	42.8%	8.3%	45.9%	-11.4%
Total	11.9%	10.1%	5.4%	-3.6%

Net sales in the rest of Europe advanced by 7.4% and also benefited (as Italian sales did) substantially from external growth (9.0%).
European sales of Barbero 1891 S.p.A. products, which made up almost all of the external growth, include – in addition to Aperol-Mondoro sparkling wine sold in Russia and sales of Frangelico to the brand owner (Cantrell & Cochrane Group).
The organic part of the business saw a minor decrease in sales (0.5%), caused solely by the performance of Campari Mixx in Germany, Austria and Switzerland.
Stripping out Campari Mixx, the sales trend for Europe would be positive in all the main markets, with organic growth at 4.8%.
It is worth noting that Campari Mixx was first launched in Germany and Austria in the first quarter of 2003, so sales for that period benefited from extensive initial stocking by distributors.
Conversely, in 2004, Campari Mixx sales in Europe were hurt by the interruption of deliveries to the German and Swiss markets, due to the major tax increases imposed on ready-to-drink beverages.
The negative exchange rate effect on European sales was 1.0% in the first quarter of 2004, mainly due to the depreciation of the Swiss franc by 6.5% compared with its value in the first quarter of 2003.

Sales in the Americas fell by 3.4%, as organic growth of 9.0% was more than offset by a negative exchange effect of 12.6%, and external growth (attributable to Barbero 1891 S.p.A. products) was marginal at 0.2%.

The two tables below provide further details of net sales data from the Americas.

Breakdown of net sales in the Americas	first quarter 2004 € million	%	first quarter 2003 € million	%	% change 2004 / 2003
US	26.4	79.7%	28.9	84.2%	-8.6%
Brazil	4.6	13.9%	4.1	12.0%	11.5%
Other countries	2.1	6.4%	1.3	3.8%	63.9%
Total	**33.2**	**100.0%**	**34.3**	**100.0%**	**-3.4%**

Breakdown of % change in net sales in the Americas	Total % change first quarter 2004	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	-8.6%	0.0%	6.5%	-15.1%
Brazil	11.5%	0.0%	7.7%	3.8%
Other countries	63.9%	6.0%	67.7%	-9.9%
Total	**-3.4%**	**0.2%**	**9.0%**	**-12.6%**

In the US, sales recorded by Skyy Spirits, LLC grew by 6.5% in local currency.
Although all distributed brands did very well, there was a decrease in SKYY Vodka sales with respect to the first quarter of 2003, as distributors' sales forecasts for the Christmas season had been overoptimistic.
Taking into account the negative exchange rate effect, US sales fell by 8.6% over the quarter.
In Brazil, sales advanced by 7.7% in local currency terms.
Although the first quarter contributes little to full-year sales, the good performance of "admix" whiskies and continued growth of the Campari brand are certainly positive signs.
As mentioned earlier, the Brazilian real gained some ground during the quarter, so sales in Brazil increased by 11.5% after conversion into the reporting currency.
The rapid growth achieved in other countries of the Americas (+63.9%) in the first quarter is of little significance, given the negligible absolute amounts and the brevity of the accounting period.

The same can be said of the trend for the "rest of the world", where net sales increased by 42.8% but amounted to just 2.5% of the Group total.
More important, however, was the positive trend reversal in the principal market, Japan.
Throughout 2003, the local distributor had gradually reduced its stocks, a policy that had penalised sales of the Group's brands over several quarters.

Sales by business area

In the first quarter of 2004 all business areas made a positive contribution to sales growth, which came to 11.9% overall.
Spirits, wines and "other sales" all benefited from the inclusion of Barbero 1891 S.p.A., and thus showed a faster pace of growth than soft drinks.

The first of the following tables shows net sales and growth by business area, while the second breaks down the total change in each business by external growth, organic growth and the exchange rate effect.

Net sales by segment	first quarter 2004 € million	first quarter 2004 %	first quarter 2003 € million	first quarter 2003 %	% change 2004 / 2003
Spirits	97.6	64.5%	88.2	65.2%	10.6%
Wines	20.0	13.2%	15.4	11.4%	29.5%
Soft drinks	31.7	20.9%	30.0	22.2%	5.5%
Other sales	2.0	1.3%	1.6	1.2%	28.6%
Total	151.3	100.0%	135.2	100.0%	11.9%

Breakdown of % change in net sales by business	*Total* % change first quarter 2004	*of which* external growth	*of which* organic growth before exchange rate effect	*of which* exchange rate effect
Spirits	10.6%	12.6%	3.3%	–5.3%
Wines	29.5%	10.6%	20.5%	–1.6%
Soft drinks	5.5%	0.0%	5.5%	0.0%
Other sales	28.6%	60.5%	–31.7%	–0.2%
Total	11.9%	10.1%	5.4%	–3.6%

Spirits

Net sales of spirits rose by 10.6% versus the first quarter of 2003, to € 97.6 million, thanks to organic growth of 3.3% and external growth of 12.6% (attributable solely to sales of Barbero 1891 S.p.A. brands). The negative exchange effect was 5.3%.

Net sales of **Barbero 1891 S.p.A. spirits** totalled € 11.1 million, with Aperol contributing two thirds of that amount. All Barbero 1891 S.p.A. products performed extremely well during the first quarter of 2004. In particular, based on 2003 figures provided by the company's management, volume sales of **Aperol** were 26.8% ahead of the first quarter of 2003.

Turning to the Group's main brands, net sales of **Campari** rose by 9.0% at constant exchange rates, and by 6.6% at actual rates.

In the Italian market, the sell-in rate during the first two months of the year was significantly affected by distributor stockpiling in December 2003, in view of the increase in alcohol excise duty from 1 January 2004.

As a result, despite a good performance in the month of March, net sales for the quarter were down with respect to 2003.

In Brazil, Campari sales continued to rise, and the figures were especially good, helped by the imminent price increases.

Net sales in Germany fell slightly compared with the first quarter of 2003 because of the different scheduling of promotional and advertising activity.

Also contributing to Campari's fine first-quarter performance were other major European markets such as Switzerland, Belgium, Spain and Greece, as well as Japan, where sales thrived during the period.

Sales of **CampariSoda,** which are almost entirely recorded in Italy, dropped by 2.4% compared with the first quarter of 2003, when this product benefited from a consumer advertising campaign (the 2004 campaign will take place later in the year).

Net sales of **SKYY Vodka** (including the flavoured range) declined by 5.3% in the first quarter, excluding the negative exchange effect.
The trend concerns the US market only, and was caused by distributors' excessively optimistic sales forecasts for the Christmas season.
In addition sales in the first quarter of 2003 were higher than usual due to a fairly weak performance at the end of 2002.
As mentioned earlier in this report, at the start of 2004 the Group launched a new line extension for SKYY Vodka. The new addition, SKYY Melon, joins the other flavoured vodkas SKYY Berry, SKYY Citrus, SKYY Spiced and SKYY Vanilla.
The negative exchange rate effect of 12.7% aggravated the local-currency decline in sales, producing a total decrease of 18.0% for this brand.
The depreciation of the US dollar had a major effect on SKYY sales, since more than 90% are recorded in the US.
As for the brand's export markets, SKYY Vodka has moved deeper into the markets where it was already being sold, boosting sales as a result, although at a slower pace than in 2003.

Sales of **Campari Mixx** during the first quarter, when ready-to-drink beverages are subject to a seasonal lull, fell by 1.6% with respect to first quarter of 2003.
This is the result of contrasting trends.
In Italy, sales nearly doubled, partly thanks to the launch of two new flavours – Campari Mixx Lime and Campari Mixx Peach – during the first quarter of the year. In the rest of Europe, however, as mentioned in the section on sales by region, there was a steep decline due to the interruption of distribution plans in Switzerland and Germany in light of the substantial tax increases for this category of drink.

As for the other brands in the spirits business, the quarter saw a healthy performance by the Brazilian brands: **Dreher** *aguardiente* was up 7.6% at constant exchange rates and 11.4% at actual exchange rates, while the ***admix whiskies*** Old Eight, Drury's and Gold Cup advanced by 20.6% at constant exchange rates and by 24.9% at actual exchange rates.

Sales of **Ouzo 12** fell by 2.7% versus the first quarter of 2003 due to a modest decline in both of its principal markets, Greece and Germany.

Cynar sales increased by 3.2%, while those of **Zedda Piras** liqueurs (for which first quarter sales are traditionally low) shrank by 10.2%.

Trends in sales of **third-party brands** distributed by the Group were as follows:

- a drop of 4.6% for Jägermeister;
- a 22.0% increase for 1800 Tequila at constant exchange rates (+4.8% at actual rates);
- strong growth in Scotch whiskies which, thanks to an especially good performance by Cutty Sark in the US, enjoyed organic growth of 34.9% at constant exchange rates. Factoring in the negative exchange rate movements and modest external growth contributed by whiskies distributed by Barbero 1891 S.p.A., the overall increase in whisky sales was 23.7%.

Wines

Wines produced an excellent first-quarter performance, with net sales up by 29.5% to € 20.0 million, thanks to organic growth of 20.5% and external growth of 10.6%.

The exchange rate effect was moderately negative, at 1.6%.
The wines that joined the Group's portfolio through its acquisition of Barbero 1891 S.p.A., mainly the sparkling wine Asti Mondoro and the Enrico Serafino labels, accounted for 9.2% of the sales increase, with net sales of € 1.4 million.
Based on 2003 figures provided by management, the sales trend for these products in the first quarter of 2004 was downward for Mondoro and stable for Enrico Serafino.
However, a comparison with last year's export data is penalised by the fact that overseas distribution of Barbero 1891 S.p.A. wines was integrated into the Group's international sales department only during the second half of January 2004.
A minor contribution to external growth (1.4%) is from the sale of wines produced by Qingdao Sella & Mosca Winery Co. and Société Civile Immobiliaire du Domaine de la Margue, which were consolidated on a line-by-line basis for the first time in the first quarter of 2004.

As for the organic part of the business, first-quarter performance was very good, with significant sales growth by all of the main brands.
Cinzano sparkling wines advanced by 17.8% (+18.4% before the slightly negative exchange rate effect), thanks to the positive trend in the two principal markets (Germany and Italy). Sales growth in Germany (a key market for Asti Spumante), however, was far slower than in Italy. It is worth noting that sales in the domestic market are highly concentrated late in the year, making the first quarter of little significance.

Sales of **Cinzano vermouth** were up 15.0%, or 18.7% before factoring in the negative exchange rate effect. The increase stems from expansion in the most significant European markets, especially Russia, which is now among the largest.

Sella & Mosca wines (of which around 80% of sales are recorded in Italy), closed the quarter with sales 5.3% ahead of the same period last year, thanks to an improved sales mix reflecting the market's shifting orientation toward higher-priced wines.

The Group witnessed an excellent performance by Riccadonna, a brand it recently acquired, although it had been distributing Riccadonna products in the main international markets since 1995.
On the basis of recent agreements, distribution in Italy has been integrated into the sales network of Barbero 1891 S.p.A.
In keeping with past policy, "external growth" in this analysis refers solely to that generated by owned or distributed brands that have entered the basis of consolidation for the first time. Growth deriving from the extension of distribution activities to new markets, as in the case of Riccadonna in Italy, is not classed as external growth.

Soft drinks

Soft drink sales for the quarter came in at € 31.7 million, an increase of 5.5% on the first quarter of 2003. This segment's performance was positive across the board, especially in the case of **Crodino** sales, which grew by 7.8%.
The progress recorded by soft drinks was more moderate during the first quarter, although this period has a limited bearing on full-year results.
Growth rates were 2.9% for **Lemonsoda, Oransoda and Pelmosoda**, 4.6% for **mineral waters** and 4.5% for **Lipton Ice Tea** (a third-party brand distributed on the Italian market).

Other sales

"Other sales" include minor revenues from non-core activities such as co-packing and sales to third parties of raw materials and semi-finished products.

For the first quarter of 2004 other sales totalled € 2.0 million, a significant increase on the first quarter of 2003, due entirely to the newly consolidated companies.
Following the acquisition of Barbero 1891 S.p.A., this category now includes the production of Frangelico on behalf of the brand owner Cantrell & Cochrane Group.

CONSOLIDATED FINANCIAL STATEMENTS

PREPARATION CRITERIA

This consolidated report for the quarter ending 31 March 2004 has been drawn up in accordance with article 82, paragraph 1, of Consob resolution 11971 of 14 May 1999.
For ease of comparison, the figures have been reclassified and are itemised in the same way as those contained in the annual and half-year reports.

Changes in the basis of consolidation compared to 31 December 2003 and 31 March 2003 are analysed above in the "Basis of consolidation" section.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY-31 MARCH 2004

The table below shows the consolidated profit and loss account for the first quarter of 2004, reclassified in accordance with international practice.
The figures (in € million) are shown in comparison with those for the first quarter of 2003; each item is also expressed as a percentage of net sales, together with the percentage change on the previous period.

Reclassified profit and loss account	31 March 2004		31 March 2003		%
€ million	€ million	%	€ million	%	change
Net sales	151.3	100.0%	135.2	100.0%	11.9%
Cost of materials	(47.8)	-31.6%	(43.1)	-31.9%	10.8%
Production expenses	(12.2)	-8.0%	(10.0)	-7.4%	21.1%
Total cost of goods sold	(60.0)	-39.6%	(53.1)	-39.3%	12.8%
Gross margin	91.3	60.4%	82.1	60.7%	11.3%
Advertising and promotion	(27.7)	-18.3%	(27.3)	-20.2%	1.7%
Sales and distribution expenses	(20.1)	-13.3%	(17.5)	-12.9%	15.0%
Trading profit	43.5	28.8%	37.3	27.6%	16.6%
General and administrative expenses	(13.1)	-8.6%	(10.2)	-7.5%	28.1%
Other operating income	0.0	0.0%	1.2	0.9%	-100.0%
Goodwill and trademark amortisation	(8.8)	-5.8%	(6.9)	-5.1%	27.5%
Operating income = EBIT before non-recurring costs	21.6	14.3%	21.4	15.9%	0.7%
Non-recurring costs	0.0	0.0%	(0.1)	-0.1%	-100.0%
EBIT	21.6	14.3%	21.3	15.8%	1.3%
Net financial income (charges)	(2.1)	-1.4%	(2.4)	-1.8%	-14.5%
Exchange rate gains (losses)	0.1	0.1%	(0.6)	-0.4%	-117.2%
Other non-operating income (charges)	0.5	0.3%	(0.4)	-0.3%	-213.2%
Profit before tax	20.1	13.3%	17.9	13.3%	12.1%
Minority interests	(1.5)	-1.0%	(2.6)	-1.9%	-43.9%
Group profit before tax	18.6	12.3%	15.3	11.3%	21.6%
Depreciation of tangible fixed assets	(3.8)	-2.5%	(2.9)	-2.1%	32.5%
Amortisation of intangible fixed assets	(9.4)	-6.2%	(7.6)	-5.6%	25.1%
Total depreciation and amortisation	(13.2)	-8.7%	(10.4)	-7.7%	27.1%
EBITDA before non-recurring costs	34.8	23.0%	31.9	23.6%	9.3%
EBITDA	34.8	23.0%	31.7	23.5%	9.7%
EBITA before non-recurring costs	30.4	20.1%	28.4	21.0%	7.2%
EBITA	30.4	20.1%	28.3	20.9%	7.7%

As stated in the introduction, the Group's first quarter results were boosted by the consolidation of Barbero 1891 S.p.A., although this was partly offset by the fall of the US dollar against the euro.

EBIT rose by 1.3% versus the first quarter of 2003 to € 21.6 million.
The decline in exchange rates had a negative impact of 4.9% on this result; at constant exchange rates therefore, the EBIT growth rate would have been 6.2%.
As **net sales** have already been covered in detail above, the comments below will deal with the other items on the profit and loss account.

In the first quarter of 2004, the total **costs of goods sold** rose slightly as a percentage of net sales, from 39.3% to 39.6%.
This increase was the combined result of falling materials costs (down 0.3 percentage points), and higher production costs (which rose by 0.6 percentage points).
The main factors behind these two opposing trends are outlined below.

- The start of production at the new plant in Novi Ligure increased production costs but reduced the cost of materials.
  In the first quarter of the year, higher production costs at the Novi Ligure plant – marginal in the first quarter of 2003 – were not completely offset by the absence of production costs at the facility in Termoli, which closed last year.
  On the other hand, the cost of materials was reduced by the absence of bottling fees relating to third-party production of Cinzano sparkling wines and vermouth, which made up a portion of materials costs in 2003.
- The consolidation of Barbero 1891 S.p.A. had a positive impact on the cost of materials: although these costs are on average in line with those of the rest of the Group as a percentage of sales over the year, Barbero benefited from a particularly favourable sales mix in the first quarter on the back of the excellent performance of its most profitable brands.
- The sales mix of Skyy Spirits, LLC had a negative impact on the cost of materials: although overall sales rose during the quarter, third-party brands distributed by the company (such as 1800 Tequila and Cutty Sark) did particularly well, and the cost of materials for these brands tends to be higher as a percentage of sales.
  Sales of the highly profitable SKYY Vodka brand meanwhile dipped temporarily.

Advertising and promotional costs decreased as a percentage of sales, from 20.2% in the first quarter of 2003 to 18.3%.
This decline was chiefly due to the comparison with the first quarter of 2003, when the company invested heavily in the launch of Campari Mixx in Germany and Austria.
Furthermore, marketing spending in Italy was generally lower in the first quarter of 2004 than in the same period of last year.

Sales and distribution expenses rose slightly as a proportion of sales, from 12.9% in the first quarter of 2003, to 13.3% in 2004.
The change is mainly due to the consolidation of Barbero 1891 S.p.A., whose sales and distribution expenses are higher as a percentage of sales than those of the Group's own brands.

The Group's **trading profit** increased by 16.6% compared to the first quarter of 2003 to € 43.5 million.
At constant exchange rates, trading profit registered organic growth of 9.7%.
The acquisition of Barbero 1891 S.p.A. contributed a further 10.5% to overall growth, although this was offset by negative exchange rate movements (–3.6%).

General and administrative expenses jumped 28.1% and increased as a percentage of sales from 7.5% to 8.6%.
This increase was due partly to overheads, including the leasing charges for the office in Via Filippo Turati in Milan.
These charges were higher than the depreciation of the building, which had a negative impact on the profit and loss account before its sale in July 2003.
Among non-structural items, the 2004 profit and loss account includes higher provisions for credit losses, while this year, unlike in the first quarter of 2003, there were no significant contingent assets (recorded under general and administrative expenses).

No figure was reported for the quarter under **other operating income**, compared to € 1.2 million in the first quarter of last year.
This item, which includes royalties received from third parties for use of the Group's brands and other operating income, was boosted last year by the royalties paid to Skyy Spirits, LLC by SABMiller for sales of SKYY Blue, the ready-to-drink line launched in 2002 and produced and distributed by SABMiller in the US.
Under the terms of the agreement between Skyy Spirits, LLC and SABMiller, which has this year been extended to the new SKYY Sport brand, brand owner Skyy Spirits, LLC receives royalties in proportion to the product's net US sales, while the licensee SABMiller receives a fee to help finance promotional and advertising expenses, which in any event may not exceed the value of the royalties accrued.
For the first two years of the agreement (2002 and 2003), Skyy Spirits, LLC collected a guaranteed minimum of US$ 5 million per year in royalties.

Goodwill and trademark amortisation charges were € 8.8 million, up € 1.9 million versus last year.
This increase was mainly due to higher goodwill amortisation, following the acquisition of Barbero 1891 S.p.A. and, to a much lesser extent, the purchase of the Riccadonna brand, the remaining stake in Sella & Mosca from third parties and Coutsicos S.A.

There were no **non-recurring costs** in the period.
Last year, these stood at € 0.1 million.

Both **EBITA** and **EBITDA** displayed higher growth than **EBIT**, which grew 1.3%.
In particular,

- **EBITA** rose by 7.7% (or 11.5% at constant exchange rates) versus last year to € 30.4 million; EBITA growth was higher than that of EBIT, since the higher goodwill amortisation resulting from the consolidation of Barbero 1891 S.p.A. has no impact on the EBITA line;
- **EBITDA** rose by 9.7% compared to the first quarter of 2003 (or 13.2% at constant exchange rates) to € 34.8 million; EBITDA grew to a greater degree than EBITA due to the higher depreciation of tangible fixed assets in the period, chiefly attributable to the new plant in Novi Ligure.

The consolidated profit and loss account above does not show taxes or net profit.
However, in order to provide a more complete and accurate picture, the Group's profit before tax, i.e. profit before tax and after minority interests, is shown.
The items on the profit and loss account listed under the operating income line that affect the Group's profit before tax are financial charges, exchange rate differences, other non-operating income (charges) and minority interests.

Net financial charges for the quarter totalled € 2.1 million, down € 0.3 million on last year.
Although net debt rose compared to the same period last year, interest rates in the first quarter of 2004 were significantly lower.
Specifically, part of the debt relating to the private placement carried out by Redfire, Inc. in July 2002 was still subject to fixed rates in the first quarter of 2003, while variable rates applied to most Group debt in the first quarter of 2004.
To take advantage of low interest rates, the Group took out an interest rate swap contract in the second half of 2003, moving this portion of the debt onto a variable rate.

Exchange rate movements in the first quarter of 2004 produced a net gain of € 0.1 million, compared to a net loss of € 0.6 million in the same period last year, when they were attributed to realised operating exchange losses.

Other **non-operating expenses and income** for the first quarter of 2004 came to a positive figure of € 0.5 million, compared to a net expense of € 0.4 million in the same period last year.

These three non-operating income components boosted profit for the quarter by € 1.9 million compared to the first quarter of 2003; growth in **profit before tax and minority interests** (€ 20.1 million) was 12.1%, significantly higher than EBIT growth.

Minority interests in the first quarter were € 1.5 million, much lower than the figure of € 2.6 million last year. This difference is almost entirely due to lower profits at Skyy Spirits, LLC, which were further reduced by the depreciation of the dollar.
Minority interests in Skyy Spirits, LLC were, however, unchanged over the quarter.

As a result, the **Group's profit before tax** was € 18.6 million in the first quarter, up 21.6% on the same period last year, or +26.4% at constant exchange rates.

NET DEBT

At 31 March 2004, the Group had net debt of € 271.3 million, a clear improvement on the figure at 31 December 2003.
It is worth noting that from 2004, Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobiliaire du Domaine de la Margue are fully consolidated.
The net debt figure therefore includes these two companies, and compares with a figure of € 298 million at 31 December 2003 on the same basis of consolidation.
The Group's financial position comprises the following items:

€ million	31 March 2004	31 December 2003	Change
Cash and bank deposits	146.0	133.6	12.4
Marketable securities	56.7	1.9	54.8
Due to banks	(41.3)	(30.1)	(11.2)
Real estate lease payables	(2.4)	0.0	(2.4)
Accrued interest on bond loans and private placement	(2.1)	(4.4)	2.3
Short-term cash position	**156.9**	**101.0**	**55.9**
Due to banks	(4.9)	(3.9)	(1.0)
Real estate lease payables	(24.6)	–	(24.6)
Bond issue	(258.0)	(258.0)	–
Private placement	(139.1)	(134.6)	(4.5)
Other financial payables	(1.6)	(1.6)	–
Medium-to long-term debt	**(428.2)**	**(398.1)**	**(30.1)**
Net debt	**(271.3)**	**(297.1)**	**25.8**
Debt of Société Civile Immobiliaire du Domaine de la Margue and Qingdao Sella & Mosca Winery Co. at 31 December 2003 (*)	–	(0.9)	0.9
Total	**(271.3)**	**(298.0)**	**26.7**

(*) *fully consolidated from 1 January 2004*

The financial position shown for the two periods does not include own shares held by the Parent Company, recorded under financial fixed assets at the purchase cost of € 31 million.

The improvement in the net debt figure compared to 31 December 2003 was driven by cash flow from operations, and in particular the drop in working capital.
During the quarter, the Group spent a total of € 14.1 million on acquiring the Riccadonna brand and Coutsicos S.A., and also made investments in manufacturing processes and plant of € 2.9 million.

The two tables below show net working capital at 31 March 2004, compared with the figures for 31 December 2003 and the same period last year.
The first table shows that net working capital fell by € 20.2 million (13.2%) compared to 31 December 2003, partly as a result of seasonal factors.
The second table shows that net working capital increased by € 7.4 million compared to the first quarter of 2003; this 6% increase is, however, lower than growth in net sales in the twelve months ending March 2004 (9.3%), thereby leading to a drop in net working capital as a percentage of sales from 18.8% last year to 18.2%.

€ million	31 March 2004	31 December 2003	Change	% change
Inventories	126.5	106.4	20.1	
Receivables from customers	126.3	174.2	(47.9)	
Payables to suppliers	(120.0)	(127.6)	7.6	
Net working capital	**132.8**	**153.0**	**(20.2)**	**–13.2%**

€ million	31 March 2004	31 March 2003	Change	% change
Inventories	126.5	114.4	12.1	
Receivables from customers	126.3	113.4	12.9	
Payables to suppliers	(120.0)	(102.4)	(17.6)	
Net working capital	**132.8**	**125.4**	**7.4**	**+6.0%**
Sales (12-month moving average)	730.2	668.1	62.1	+9.3%
Sales (12-month moving average) as proportion of working capital	18.2%	18.8%		

EVENTS OCCURRING AFTER 31 MARCH 2004

Ordinary shareholders' meeting of the Parent Company

On 29 April 2004, the shareholders' meeting of Davide Campari-Milano S.p.A. unanimously approved the company's results to 31 December 2003.
The shareholders also approved total dividends of € 24.6 million, of which € 20.4 million relates to 2003 profits and € 4.2 million to extraordinary reserves.
The shareholders appointed the Board of Directors, the Board of Statutory Auditors and the independent auditors for the next three years, as their previous terms had expired.
Furthermore, the Board of Directors was authorised to purchase, in one or more tranches, a number of own shares which, when added to the shares already held by the Company, do not exceed 10% of the share capital.

It was also authorised to sell, in one or more tranches, all own shares held or a quantity of shares to be determined by the Board.
The authorisation, granted until 30 June 2005, has two purposes: to service the company's stock option scheme for the Group's management, and it is also intended to be used by the Board of Directors in any operations and/or strategic alliances, including share swaps, when it considers it right to do so.

Extraordinary shareholders' meeting of the Parent Company

The extraordinary shareholders' meeting approved changes to the articles of association, which were necessary to bring them into line with the company law reform contained in Legislative Decree 6 of 17 January 2003.
At the same time, they introduced some simplifications and amendments of an operational nature to the articles of association.
Lastly, as mentioned in the "Significant events" section, the shareholders approved the merger of Campari-Crodo S.p.A. into the Parent Company.

OUTLOOK

In view of the results for the first quarter of 2004, the conservative forecasts included in the Report on Operations of the 2003 accounts remain unchanged.



RECEIVED
2004 JUN 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Campari approves first quarter results as at 31 March 2004

Growth continues

Consolidated net sales: € 151.3 million (+11.9%)

EBITDA: € 34.8 million (+9.7%)

EBIT: € 21.6 million (+1.3%)

Group's profit before taxes: € 18.6 million (+21.6%)

Milan, 10 May 2004 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the first quarter results to 31 March 2004. **Growth in sales and at all levels of profitability continued**, thanks to the consolidation of the newly-acquired Barbero 1891 S.p.A. and to a good performance from the Group's existing business, despite the ongoing impact of negative exchange rate movements.

It should be stressed that if sales and main profitability indicators were considered before exchange rates impact (i.e. using average exchange rates for the first quarter of 2003), they would show **double-digit growth** versus the previous year.

	2004 first quarter results (€ million)	Change at actual exchange rates	Change at constant exchange rates
Net sales	151.3	+11.9%	+15.5%
EBITDA	34.8	+9.7%	+13.2%
EBITA	30.4	+7.7%	+11.5%
EBIT = Operating income	21.6	+1.3%	+6.2%
Profit before taxes and minority interests	20.1	+12.1%	+17.6%
Group's profit before taxes	18.6	+21.6%	+26.4%

EBITA = EBIT (operating profit) before amortisation of goodwill and trademarks.

2004 CONSOLIDATED FIRST-QUARTER RESULTS

In the first three months of the year, **Group sales** totalled € 151.3 million, **an increase of 11.9%** (+15.5% at constant exchange rates). **Organic growth** was **5.4%**, while exchange rate movements had a negative effect of 3.6%, mainly because of the fall in value of the US dollar. **External growth of 10.1%** was due almost entirely to the newly-acquired Barbero 1891 S.p.A.

Trading profit jumped by 16.6% to € 43.5 million, or 28.8% of sales.

EBITDA rose by 9.7% (+13.2% at constant exchange rates) to € 34.8 million, or 23% of sales.

EBITA increased by 7.7% (+11.5% at constant exchange rates) to € 30.4 million, or 20.1% of sales.

EBIT went up by 1.3% (+6.2% at constant exchange rates) to € 21.6 million, or 14.3% of sales. The lower growth rate was due to higher goodwill amortisation charges following the consolidation of Barbero 1891 S.p.A.

Profit before tax and minority interests was € 20.1 million, up 12.1% (+17.6% at constant exchange rates).

Group's profit before taxes (i.e. profit before tax and after minority interests) was € 18.6 million, up 21.6% (+26.4% at constant exchange rates).

At 31 March 2004, **net debt** stood at € 271.3 million (€ 298 million at 31 December 2003).

2004 FIRST QUARTER SALES

The **spirits segment**, which accounted for 64.5% of total sales, recorded **a positive performance of 10.6%**, determined by **organic growth of 3.3%, external growth of 12.6%** and a negative exchange rate effect of 5.3%. The **Campari brand** posted **growth of 9%** at constant exchange rates (+6.6% at actual exchange rates). **Positive performances** in **Brazil, Japan** and **other major European markets** more than offset the contraction of sales in Italy (which was expected after many distributors had increased their stocks in December 2003 in view of an increase in excise duties on alcohol, which became effective on 1 January 2004) and in Germany (due to a different phasing in advertising and promotion activities). Sales of **SKYY Vodka**, including flavours, fell by 5.3% in local currency terms. This result was generated entirely on the US market, as a result of too optimistic expectations of wholesalers on consumption levels during the Christmas season. Regarding the other main brands, spirits also benefited from a good performance from the **Brazilian brands** (+11.4% at constant exchange rates), **Cynar** (+4% at constant exchange rates), **tequila 1800** (+22% at constant exchange rates) and **Scotch whisky** (+34.9% at constant exchange rates). However, sales of **CampariSoda**, **Jaegermeister** and **Ouzo 12** declined by 2.4%, 4.6% and 2.7% respectively. **External growth,** entirely attributable to Barbero 1891 S.p.A., benefited from the positive contribution of all brands acquired, especially **Aperol**, which recorded **volume growth of 26.8%** compared to the first quarter of last year.

The **wines segment** (13.2% of total sales) **posted growth of 29.5%**. Organic growth (+20.5%) was helped by a jump in sales of **Cinzano sparkling wines** (**+18.4%** at constant exchange rates) due to a good performance on the Italian and German markets, and of **Cinzano vermouth** (**+18.7%** at constant exchange rates), following growth on its most important European markets, including Russia. Wines were also boosted by a good performance from **Sella & Mosca** (+5.3%) and **Riccadonna**. **External growth (+10.6%)** was almost entirely due to Barbero 1891 S.p.A., particularly the Mondoro and Enrico Serafino brands.

Sales of soft drinks accounted for 20.9% of the total, and were generated almost entirely on the Italian market. This segment posted **growth of 5.5%** thanks to a good performance from all brands, especially **Crodino (+7.8%)**, **Lemonsoda, Oransoda and Pelmosoda (+2.9%)** and **Lipton Ice Tea (+4.5%)**.

By region, Italy accounted for 57% of 2004 first quarter Group sales owing to the significant contribution of Barbero 1891 S.p.A. (+15.4%), whose sales are concentrated on the Italian market. **Sales in Europe** (18.6% of the total) as a whole were also boosted significantly by external growth (+9%), again mostly attributable to Barbero 1891 S.p.A. Organic growth was however slightly negative (-0.5%); this was due entirely to the performance of Campari Mixx on European markets. As announced previously, the distribution of Campari Mixx was terminated in Germany and Switzerland because of tax hikes which hit ready-to-drinks. In the Americas, which account for 21.9% of total sales, the **US market** posted **growth of 6.5% at constant exchange rates**, which was completely wiped out by negative exchange rate movements (-15.1%), while sales in **Brazil grew by 7.7%** in local currency terms. Sales here also benefited from a positive exchange rate effect (+3.8%).

BOARD OF DIRECTORS

The Board of Directors (appointed by the Shareholders' meeting of 29 April) has appointed **Enzo Visone as Chief Executive Officer**. Luca Garavoglia was appointed as Chairman directly by the Shareholders' meeting.

* * *

CONFERENCE CALL

Please note that at **17.00 today, Monday 10 May 2004**, Campari's management will hold a conference call to present the Group's 2004 first quarter results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- from Italy: 800 914 576 (toll free number)
- from abroad: +39 02 3700 8208

The presentation can be downloaded before the conference call from the Investor Relations page of Campari's website, at www.campari.com/ir.

* * *

CAMPARI GROUP - RESULTS FOR THE FIRST QUARTER OF 2004

Table 1) Campari Group - net revenues by segment

	1 January - 31 March 2004		1 January - 31 March 2003		Change
	€ million	%	€ million	%	%
Spirits	97.6	64.5%	88.2	65.2%	10.6%
Wines	20.0	13.2%	15.4	11.4%	29.5%
Soft Drinks	31.7	20.9%	30.0	22.2%	5.5%
Other revenues	2.0	1.3%	1.6	1.2%	28.6%
Total	**151.3**	**100%**	**135.2**	**100%**	**11.9%**

Table 2) Campari Group - net revenues by geographic area

	1 January - 31 March 2004		1 January - 31 March 2003		Change
	€ million	%	€ million	%	%
Italy	86.3	57.0%	72.1	53.3%	19.6%
Europe	28.1	18.6%	26.2	19.3%	7.4%
Americas	33.2	21.9%	34.3	25.4%	-3.4%
Rest of the world	3.7	2.5%	2.6	1.9%	42.8%
Total	**151.3**	**100%**	**135.2**	**100%**	**11.9%**

Table 3) Campari Group - consolidated income statement

	1 January - 31 March 2004		1 January - 31 March 2003		Change
	€ million	%	€ million	%	%
Net revenues [1]	**151.3**	**100.0%**	**135.2**	**100.0%**	**11.9%**
Cost of materials	(47.8)	-31.6%	(43.1)	-31.9%	10.8%
Production costs	(12.2)	-8.0%	(10.0)	-7.4%	21.1%
Total cost of goods sold	**(60.0)**	**-39.6%**	**(53.1)**	**-39.3%**	**12.8%**
Gross margin	**91.3**	**60.4%**	**82.1**	**60.7%**	**11.3%**
Advertising and promotion	(27.7)	-18.3%	(27.3)	-20.2%	1.7%
Selling and distribution expenses	(20.1)	-13.3%	(17.5)	-12.9%	15.0%
Trading profit	**43.5**	**28.8%**	**37.3**	**27.6%**	**16.6%**
General and administrative expenses	(13.1)	-8.6%	(10.2)	-7.5%	28.1%
Other operating revenues	0.0	0.0%	1.2	0.9%	-100.0%
Amortisation of goodwill and trademarks	(8.8)	-5.8%	(6.9)	-5.1%	27.5%
Non recurring expenses	0.0	0.0%	(0.1)	-0.1%	-100.0%
EBIT = Operating income	**21.6**	**14.3%**	**21.3**	**15.8%**	**1.3%**
Net interest income (charges)	(2.1)	-1.4%	(2.4)	-1.8%	-14.5%
Exchange rate gains (losses), net	0.1	0.1%	(0.6)	-0.4%	-117.2%
Other non operating income (charges)	0.5	0.3%	(0.4)	-0.3%	-213.2%
Profit before taxes and minority interests	**20.1**	**13.3%**	**17.9**	**13.3%**	**12.1%**
Minority interests	(1.5)	-1.0%	(2.6)	-1.9%	-43.9%
Group's profit before taxes	**18.6**	**12.3%**	**15.3**	**11.3%**	**21.6%**
Depreciation	(3.8)	-2.5%	(2.9)	-2.1%	32.5%
Amortisation of goodwill, trademarks and other intangibles	(9.4)	-6.2%	(7.6)	-5.6%	25.1%
Total depreciation and amortisation	**(13.2)**	**-8.7%**	**(10.4)**	**-7.7%**	**27.1%**
EBITDA	**34.8**	**23.0%**	**31.7**	**23.5%**	**9.7%**
EBITA [2]	**30.4**	**20.1%**	**28.3**	**20.9%**	**7.7%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue and SKYY Sport in the US, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has 1.500 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it



COMUNICATO STAMPA

Campari approva la Relazione Trimestrale al 31 marzo 2004
Continua il *trend* di crescita
Vendite nette consolidate pari a € 151,3 milioni (+11,9%)
EBITDA pari a € 34,8 milioni (+9,7%)
EBIT pari a € 21,6 milioni (+1,3%)
Utile prima delle imposte di pertinenza del Gruppo pari a € 18,6 milioni (+21,6%)

Milano, 10 maggio 2004 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Trimestrale al 31 marzo 2004. Continua **il *trend* di crescita delle vendite e di tutti i livelli di redditività**, grazie al positivo effetto del consolidamento della neo - acquisita Barbero 1891 S.p.A. e al buon andamento del *business*, nonostante l'impatto ancora negativo dei tassi di cambio.

Va evidenziato, infatti, che le vendite e i principali indicatori di redditività del primo trimestre del 2004, se considerati prima dell'effetto negativo dei cambi (ovvero, se convertiti ai cambi medi del primo trimestre del 2003) mostrano una **crescita a doppia cifra** rispetto al corrispondente periodo dell'anno scorso.

	Primo trimestre 2004 (€ milioni)	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	151,3	+11,9%	+15,5%
EBITDA	34,8	+9,7%	+13,2%
EBITA	30,4	+7,7%	+11,5%
EBIT = Risultato operativo	21,6	+1,3%	+6,2%
Utile prima delle imposte e degli interessi di minoranza	20,1	+12,1%	+17,6%
Utile prima delle imposte di pertinenza del Gruppo	18,6	+21,6%	+26,4%

EBITA = EBIT (risultato operativo) prima dell'ammortamento dell'avviamento e dei marchi.

RISULTATI CONSOLIDATI DEI PRIMI TRE MESI 2004

Nei primi tre mesi del 2004 le **vendite del Gruppo** sono state pari a € 151,3 milioni, in **crescita del 11,9%** (+15,5% a cambi costanti). La **crescita organica** è stata **del 5,4%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 3,6%, principalmente a causa della svalutazione del Dollaro USA. La **crescita esterna, pari al 10,1%**, è quasi interamente attribuibile alla neo - acquisita Barbero 1891 S.p.A.

Il **margine commerciale** si è attestato a € 43,5 milioni, evidenziando una **crescita del 16,6%** e un'incidenza sulle vendite pari al 28,8%.

L'**EBITDA** è stato di € 34,8 milioni, in **crescita del 9,7%** (+13,2% a cambi costanti) e con un'incidenza sulle vendite pari al 23,0%.

L'**EBITA** è stato di € 30,4 milioni, in **crescita del 7,7%** (+11,5% a cambi costanti) e con un'incidenza sulle vendite pari al 20,1%.

L'**EBIT**, pari a € 21,6 milioni, ha registrato una **crescita** più contenuta del **1,3%** (+6,2% a cambi costanti), per effetto del maggiore ammortamento di avviamento, conseguente al consolidamento di Barbero 1891 S.p.A. In rapporto alle vendite, l'EBIT ha registrato un'incidenza pari al 14,3%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 20,1 milioni e ha registrato una crescita pari al 12,1% (+17,6% a cambi costanti).

L'**utile prima delle imposte di pertinenza del Gruppo**, ovvero l'utile ante imposte al netto degli interessi di minoranza, è stato di € 18,6 milioni e ha evidenziato una crescita del 21,6% (26,4% a cambi costanti).

Al 31 marzo 2004 l'**indebitamento finanziario netto** è pari a € 271,3 milioni (€ 298 milioni al 31 dicembre 2003).

VENDITE DEL PRIMO TRIMESTRE 2004

Il **segmento *spirits***, pari al 64,5% del fatturato totale, ha registrato una **variazione positiva delle vendite del 10,6%**, determinata da una **crescita organica del 3,3%, da una crescita esterna del 12,6%** e da un impatto negativo dei cambi del 5,3%. Il *brand* **Campari** ha registrato una **crescita del 9,0%** a cambi costanti (6,6% dopo l'effetto cambi): il **positivo andamento** registrato in **Brasile**, in **Giappone** e in **altri importanti mercati europei** ha, infatti, più che compensato la contrazione delle vendite nel mercato italiano, determinata dal previsto rallentamento a seguito di incrementi di *stock* attuati da molti distributori a dicembre 2003 in previsione dell'aumento delle accise sull'alcol con decorrenza 1 gennaio 2004, e in quello tedesco, per effetto di un diverso *phasing* della pressione pubblicitaria e promozionale. Le vendite di **SKYY Vodka**, inclusive dei *flavour*, hanno registrato una flessione delle vendite del 5,3% in valuta locale. Questo risultato, interamente attribuibile al mercato USA, è stato determinato da un'aspettativa dei distributori eccessivamente ottimistica sull'andamento dei consumi durante la stagione natalizia. Con riferimento alle altre marche principali, il segmento *spirits* ha beneficiato del positivo andamento dei ***brand* brasiliani** (+11,4% a cambi costanti), **Cynar** (+4% a cambi costanti), ***tequila* 1800** (+22% a cambi costanti) e degli ***Scotch whisky*** (+34,9% a cambi costanti). **CampariSoda**, **Jaegermeister** e **Ouzo 12** hanno invece registrato una flessione rispettivamente del 2,4%, 4,6% e 2,7%. La **crescita esterna**, interamente attribuibile a Barbero 1891 S.p.A., ha beneficiato del **positivo contributo di tutti i *brand*** acquisiti e, in particolare, della marca principale **Aperol**, che ha evidenziato una **crescita a volume del 26,8%** rispetto al primo trimestre dello scorso anno.

Il **segmento *wines*,** pari al 13,2% del fatturato totale, ha registrato una **crescita del 29,5%**. La crescita organica (+20,5%) è stata favorita dal significativo incremento degli **spumanti Cinzano** (**+18,4%** a cambi costanti), grazie al buon andamento dei mercati italiano e tedesco, e dei ***vermouth* Cinzano** (**+18,7%** a cambi costanti), grazie al positivo sviluppo dei più importanti mercati europei, tra cui la Russia. Il segmento *wines* ha beneficiato anche del buon andamento di **Sella & Mosca** (+5,3%) e **Riccadonna**. La **crescita esterna** (**+10,6%**) è quasi interamente attribuibile a Barbero 1891 S.p.A. e, in particolare, ai *brand* Mondoro ed Enrico Serafino.

Le **vendite di *soft drinks*,** pari al 20,9% del fatturato totale e realizzate quasi interamente sul mercato italiano, hanno registrato una **crescita del 5,5%**, grazie al buon andamento di tutti i *brand* in portafoglio e, in particolare, di **Crodino (+7,8%)**, **Lemonsoda, Oransoda e Pelmosoda (+2,9%)** e **Lipton Ice Tea (+4,5%)**.

Relativamente alla **ripartizione geografica**, le vendite dei primi tre mesi del 2004 sul **mercato italiano** hanno raggiunto il 57,0% delle vendite del Gruppo per effetto del significativo contributo dell'acquisizione di Barbero 1891 S.p.A. (+15,4%), le cui vendite sono concentrate sul mercato italiano. Anche le **vendite dell'area Europa**, pari al 18,6% del totale, hanno significativamente beneficiato dell'apporto della crescita esterna (+9,0%), principalmente attribuibile a Barbero 1891 S.p.A. Il *business* organico ha invece registrato una leggera flessione (-0,5%), interamente ascrivibile all'andamento di Campari Mixx nei paesi europei, la cui distribuzione, come preannunciato, è stata interrotta nei mercati tedesco e svizzero a causa dei pesantissimi inasprimenti fiscali che hanno colpito la categoria dei *ready-to-drink*. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 21,9% del totale, il **mercato USA** ha registrato una **crescita del 6,5%** a cambi costanti, interamente erosa dall'effetto cambi (-15,1%), mentre il **Brasile** è **cresciuto del 7,7%** in valuta locale. Le vendite in quest'ultimo mercato hanno invece beneficiato di un effetto positivo del cambio (+3,8%).

CONSIGLIO DI AMMINISTRAZIONE

Il Consiglio di Amministrazione, nominato dall'Assemblea degli azionisti riunitasi lo scorso 29 aprile, ha inoltre nominato **Enzo Visone *Chief Executive Officer***. Luca Garavoglia è invece stato nominato Presidente della Società direttamente dall'Assemblea degli azionisti.

* * *

CONFERENCE CALL

Si informa che alle **ore 17.00 di oggi, lunedì 10 maggio 2004**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi tre mesi del 2004. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 914 576 (numero verde)
- dall'estero: +39 02 3700 8208

Le *slide* della presentazione potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *hompage* del sito Campari all'indirizzo www.campari.com/ir

* * *

GRUPPO CAMPARI - RISULTATI DEL PRIMO TRIMESTRE AL 31 MARZO 2004

Tabella 1) Gruppo Campari - scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2004		1 gennaio - 31 marzo 2003		Variazione
	€ milioni	%	€ milioni	%	%
Spirits	97,6	64,5%	88,2	65,2%	10,6%
Wines	20,0	13,2%	15,4	11,4%	29,5%
Soft Drinks	31,7	20,9%	30,0	22,2%	5,5%
Altri ricavi	2,0	1,3%	1,6	1,2%	28,6%
Totale	**151,3**	**100%**	**135,2**	**100%**	**11,9%**

Tabella 2) Gruppo Campari - scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2004		1 gennaio - 31 marzo 2003		Variazione
	€ milioni	%	€ milioni	%	%
Italia	86,3	57,0%	72,1	53,3%	19,6%
Europa	28,1	18,6%	26,2	19,3%	7,4%
Americhe	33,2	21,9%	34,3	25,4%	-3,4%
Resto del mondo	3,7	2,5%	2,6	1,9%	42,8%
Totale	**151,3**	**100%**	**135,2**	**100%**	**11,9%**

Tabella 3) Gruppo Campari - conto economico consolidato

	1 gennaio - 31 marzo 2004		1 gennaio - 31 marzo 2003		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette [(1)]	**151,3**	**100,0%**	**135,2**	**100,0%**	**11,9%**
Costo dei materiali	(47,8)	-31,6%	(43,1)	-31,9%	10,8%
Costi di produzione	(12,2)	-8,0%	(10,0)	-7,4%	21,1%
Totale costo del venduto	**(60,0)**	**-39,6%**	**(53,1)**	**-39,3%**	**12,8%**
Margine lordo	**91,3**	**60,4%**	**82,1**	**60,7%**	**11,3%**
Pubblicità e promozioni	(27,7)	-18,3%	(27,3)	-20,2%	1,7%
Costi di vendita e distribuzione	(20,1)	-13,3%	(17,5)	-12,9%	15,0%
Margine commerciale	**43,5**	**28,8%**	**37,3**	**27,6%**	**16,6%**
Spese generali e amministrative	(13,1)	-8,6%	(10,2)	-7,5%	28,1%
Altri ricavi operativi	0,0	0,0%	1,2	0,9%	-100,0%
Ammortamento di avviamento e marchi	(8,8)	-5,8%	(6,9)	-5,1%	27,5%
Costi non ricorrenti	0,0	0,0%	(0,1)	-0,1%	-100,0%
Risultato operativo = EBIT	**21,6**	**14,3%**	**21,3**	**15,8%**	**1,3%**
Proventi (oneri) finanziari netti	(2,1)	-1,4%	(2,4)	-1,8%	-14,5%
Utili (perdite) su cambi netti	0,1	0,1%	(0,6)	-0,4%	-117,2%
Altri proventi (oneri) non operativi	0,5	0,3%	(0,4)	-0,3%	-213,2%
Utile prima delle imposte e degli interessi di minoranza	**20,1**	**13,3%**	**17,9**	**13,3%**	**12,1%**
Interessi di minoranza	(1,5)	-1,0%	(2,6)	-1,9%	-43,9%
Utile prima delle imposte di pertinenza del Gruppo	**18,6**	**12,3%**	**15,3**	**11,3%**	**21,6%**
Ammortamenti materiali	(3,8)	-2,5%	(2,9)	-2,1%	32,5%
Ammortamenti immateriali	(9,4)	-6,2%	(7,6)	-5,6%	25,1%
Totale ammortamenti	**(13,2)**	**-8,7%**	**(10,4)**	**-7,7%**	**27,1%**
EBITDA	**34,8**	**23,0%**	**31,7**	**23,5%**	**9,7%**
EBITA [(2)]	**30,4**	**20,1%**	**28,3**	**20,9%**	**7,7%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

Gruppo Campari
Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue e SKYY Sport negli USA, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega circa 1.500 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it